

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

May 20, 2008

Ms. Jana Ahlfinger Bell
Chief Financial Officer
EFJ, Inc.
1440 Corporate Drive
Irving, TX 75038
Facsimile: (972) 819-2314

   **RE: EFJ, Inc.
    Form 10-K for the year ended December 31, 2007
    Filed March 13, 2008
    File No. 0-21681**

Dear Ms. Bell:

  We have completed our review of your Form 10-K and have no further comments at this time.

        Sincerely,

        /s/ Robert Bartelmes
        Senior Financial Analyst